FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 12, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒      Form 40-F      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No      ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby notifies of resolutions adopted by the extraordinary General shareholders` meeting of WBD Foods on September 5, 2005.

1. On the first agenda item, “Concerning approval of interested party transactions”.

1.1. In fulfillment of the formal requirements of the Federal Law on Joint Stock Companies regarding the conclusion of transactions involving a potential interest, and in view of the absence of a genuine conflict of interests, be it resolved that the following transactions be approved:

• Indemnification Agreements between WBD Foods and each of the following individuals - officials of WBD Foods, severally: member of the Board of Directors of WBD Foods – G.A. Yushvaev, and members of the Management Board of WBD Foods – V. V. Eliseeva and G.K. Krainov, in compliance with which (the agreements) the officials listed above are held harmless against any costs and expenses incurred by the officials listed above in connection with any suits, claims or court processes or court hearings, arising out of the discharge by the above mentioned officials of their responsibilities of a member of the Board of Directors and/or a member of the Management Board of WBD Foods (an officer) respectively, or resulting from the discharge of such responsibilities. (Beneficiaries – G. A. Yushvaev, V.V. Eliseeva, G.K. Krainov).

• Agreements on indemnification of court expenses between WBD Foods and each of the following individuals - officials of WBD Foods, severally: member of the Board of Directors of WBD Foods – G.A. Yushvaev, and members of the Management Board of WBD Foods V. V. Eliseeva and G.K. Krainov, in compliance with which (the agreements) WBD Foods agrees to indemnify the officials listed above for all costs and expenses incurred by the officials listed above in connection with any suits, claims or court processes or court hearings, arising out of the discharge by the above mentioned officials of their responsibilities of a member of the Board of Directors and/or a member of the Management Board of WBD Foods (an officer) respectively, or resulting from the discharge of such responsibilities. (Beneficiaries - G. A. Yushvaev, V.V. Eliseeva, G.K. Krainov).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry A. Anisimov
	Name:	Dmitry A. Anisimov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: September 12, 2005